FORM U-7D

                              AMENDED AND RESTATED
                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     The undersigned certify that this certificate accurately summarizes, as required in the instructions to Form U-7D, the information requested as to the Project Lease identified herein and the transactions for the financing thereof.

     The Project Lease, which was the subject of the U-7D filed on December 14, 1982, has heretofore been amended and certain terms of the financing arrangements have been changed. This Amended and Restated Certificate is being filed for the purpose of further updating the information on file with the Commission. The primary change relevant to the information included in this certificate is a substitution of the holder of beneficial interests.

Item 1.   Lessee Public Utility Company; Address:

          Southwest Gas Corporation
          5241 Spring Mountain Road
          Las Vegas, Nevada 89114


Item 2.   Date:

     This certificate relates to the Project Lease dated as of July 1, 1982 (as heretofore amended, the "Lease") between Southwest Gas Corporation (the "Lessee"), and U.S. Bank Trust National Association ("U.S. Bank") (successor to the original named owner trustee, Valley Bank of Nevada), not in its individual corporate capacity but solely as Owner Trustee under a Trust Agreement dated as of July 1, 1982 between PSEG Resources Inc. ("Resources") (successor by assignment to the original owner participant/beneficiary thereunder, General Electric Capital Corporation) and U.S. Bank, (the "Lessor"). Capitalized terms used herein are defined in the Lease, or Schedule Z thereto.

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Item 2a.  Expected Date Project will be Placed in Service:

     The Lessee placed the Project in service on November 17, 1982.

Item 3.   Regulatory Authority which has acted on Transaction:

     By order dated November 10, 1982, the Public Service Commission of Nevada approved the terms of the Lease.

Item 4.   Initial Term of the Lease:

     The Basic Term of the Lease is from July 1, 1982 through January 6, 2003. The Lease may terminate earlier under certain circumstances, including, among others: if the Lessee determines on or after January 6, 1993 that the Project has become obsolete or surplus to the requirements of the Lessee; if the Project shall be destroyed or condemned; or if certain Events of Default occur under the Lease.

Item 4a.  Renewal Options:

     At the end of the Basic Term, Lessee may renew the Lease for one 2.5-year term and thereafter for successive 3 year -terms, ending on or before January 6, 2081.

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Item 5.   Brief Description of Project:

     The Project consists of a liquefied natural gas (LNG) facility (the "Facility") and related pipeline (the "Pipeline") near Lovelock, Nevada. The Facility consists of three main components: the liquefaction plant, the storage tank and the regassification plant. The liquefaction plant is capable of liquefying natural gas at a rate of 5.5 million standard cubic feet (SCF) per day. The storage tank has a capacity of one billion SCF in gaseous form, or 12,180,000 gallons in liquid form. The regassification plant consists of three vaporizers, each with a capacity of 35,000 MCF per day. Once vaporized, the gas flows into the Pipeline, which measures 20 inches outside diameter, and is approximately 61 miles in length.

Item 6.   Manufacturers and Suppliers:

     Chicago Bridge and Iron Company and Grinnell Fire Protection Systems Company, Inc. were the primary contractors for the Facility. Stupp Corporation manufactured the Pipeline, which was installed by the McAninch Corporation.

Item 7.   Cost of Project:

     The total cost of the Project is $52,090,606.60. Of this amount, the Facility Cost is $34,238,904.18, the Pipeline Cost is $16,588,270.88 and Transactional Costs are $1,263,431.54.

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Items 8 and 8a.     Basic Rent; Periodic Installment:

     Lessee is obligated to pay both Facility Rent and Pipeline Rent. On November 12, 1982, Lessee paid $426,137.60 as Interim Facility Rent and $238,823.00 as Interim Pipeline Rent. On January 6, 1983 Lessee paid Facility Rent in the amount of $2,365,325.55 and Pipeline Rent in the amount of $1,054,378.29.

     The subsequent rental payments will be calculated as follows:

     Commencing on July 6, 1983, and continuing each July 6 and January 6 thereafter through July 6, 2002, Lessee will pay (1) Facility Rent in an amount determined by multiplying the Facility Cost by 6.7053%; and (2) Pipeline Rent in an amount determined by multiplying the Pipeline Cost by 6.2656%. According to this formula, the total semi-annual rental payments will be $3,335,175.94. If certain assumed circumstances change during the term of the Lease the rentals for the Project may be adjusted to maintain certain economic benefits to the beneficial owner of the Project, Resources. Commencing with the last Rent Payment Date on which any payment of principal on the Secured Notes is payable and ending on and including January 6, 2003, the Project Rent may be increased by a formula designed to take into account Resources' increased cost of funds.

Item 9.   Holder of Legal Title to Project:

     The Lessor in its capacity as Owner Trustee will hold legal title to the Project. Lessor's address is:

           US Bank Trust National Association
           f/k/a First Trust of California, National Association
           101 First Trust of Arizona
           101 N. First Avenue, # 2000
           Phoenix, Arizona 85003
           Attention:  Brad Stevenson

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Item 10.  Holder of Beneficial Interests:

         Resources, as Owner Participant, will be the beneficial owner of the Project. Resources's predecessor-in-interest has invested $19,619,606.60 in the Project (including Transactional Costs), which represents one hundred percent of the equity in the Project. Owner Participant's address is:

          PSEG Resources Inc.
          80 Park Plaza, T-22
          Newark, New Jersey  07101
          Attention:  President

     The Lessee will have certain options to purchase the Project.

Item 11. The Loan incurred to finance the Project was paid in full on January 6, 1998.


Date executed:  June 25, 1999

Signature of Holder of Legal Title:

              U.S. Bank Trust National Association,
                   as Lessor and Owner Trustee


              By:      John McIntire
              ---------------------------------------------
              Name:    John McIntire
              Title:   Trust Officer, PSEG Resources Inc.

Date executed:  June 25, 1999


Signature of Holder of Beneficial Interest:


              PSEG RESOURCES INC.
                   as Owner Participant


              By:     William R. Barbour
              ---------------------------------------------
              Name:   William R. Barbour
              Title:  Assistant Secretary